Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 4 DATED JANUARY 5, 2016
TO THE PROSPECTUS DATED OCTOBER 20, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated October 20, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 3 dated December 4, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of December 2015, we accepted investors’ subscriptions for, and issued, a total of approximately 375,900 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $9.3 million, consisting of approximately 350,400 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $8.7 million, and approximately 25,500 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $605,200. As of December 31, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 9.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $231.6 million (including shares issued pursuant to our distribution reinvestment plan). As of December 31, 2015, approximately 110.7 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2017, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2017, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 15 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 122 of the prospectus.
Description of Real Estate Investments
As of December 31, 2015, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 112 properties, acquired for an aggregate purchase price of $471.6 million, located in 28 states, consisting of nine multi-tenant and 103 single tenant properties, comprising approximately 2.3 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of December 31, 2015, these properties were 99.1% leased and had a weighted average lease term remaining of 11.7 years. We did not acquire any properties between December 1, 2015 and December 31, 2015. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

CCPT5-SUP-4C